FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  February 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




                                   SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


To:                   Listing Applications
                      UK Listing Authority
                      Financial Services Authority
                      25, The North Colonnade
                      Canary Wharf
                      London, E14 5HS


               Please ensure the entries on this return are typed

1.         Name of Company:

           COLT Telecom Group plc

2.         Name of Scheme:

           COLT Telecom Sharesave Scheme

3.         Period of Return:

           From:   31 July 2003 to 31 January 2004

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme:

           1,090,176

5.         Number of Shares issued/allotted under scheme during period:

           32,971

6.         Balance under scheme not yet issued/allotted at end of period:

           1,057,205

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:

           2,000,000 Ordinary Shares of 2.5p each listed on 31 January 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

1,510,208,394

Contact for queries:

Name:              Mark A. Jenkins

Telephone:         0207 390 3676

Address:           COLT Telecom Group plc
                   Beaufort House
                   15 St. Botolph Street
                   London EC3A 7QN
                   England

Person making return:

Name:              Mark A. Jenkins, Company Secretary







                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 5 February 2004                                COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary